
07002670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
FEB 2 8 2007
PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-23406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the *Securities Exchange Act of 1934* and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Centennial Securities Company, LLC

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr., SE
(No. and Street)

Grand Rapids	Michigan	49546
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Randall L. Hansen (616) 942-7680
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

2330 East Paris Ave	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Randall L. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Centennial Securities Company, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____



Signature

Senior Managing Director

Title

Lee Ann Bowen

Notary Public 02/03/2011

LEE ANN BOWEN
NOTARY PUBLIC, STATE OF MI
COUNTY OF IONIA
MY COMMISSION EXPIRES FEB 3, 2011
ACTING IN COUNTY OF Kent

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Earnings.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Shareholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims to Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Future Accounts Pursuant to Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a(e)(3).*

CENTENNIAL SECURITIES COMPANY, LLC

TABLE OF CONTENTS

	PAGE
Independent Auditors' Report	1
Financial Statement as of December 31, 2006	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-6



REHMANN ROBSON

Certified Public Accountants

A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

February 26, 2007

Members and Board of Directors
Centennial Securities Company, LLC
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of Centennial Securities Company, LLC as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Centennial Securities Company, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rehmann Robson

2330 East Paris Avenue SE • P.O. Box 6547 • Grand Rapids, MI 49516-6547 • 616.975.4100 • Fax 616.975.4400 • www.rehmann.com

CENTENNIAL SECURITIES COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 261,762
Receivables	
Clearing organization	132,814
Commissions	160,000
Employees	31,042
Advance to related party	83,165
Other	4,825
Deposit with clearing organization	50,732
Securities owned	17,345
Net furniture, equipment and leasehold improvements	123,527
Prepaid expenses	76,016
Total assets	**$ 941,228**

LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accrued compensation	$ 158,963
Accounts payable and accrued expenses	168,569
Total liabilities	**327,532**
Commitments (Notes 5 and 7)	
Members' equity	
Common stock, Class A, $1 par value; 50,000 shares authorized, 557 shares issued and outstanding	557
Additional paid-in capital	253,031
Retained earnings	360,108
Total members' equity	**613,696**
Total liabilities and members' equity	**$ 941,228**

The accompanying notes are an integral part of this statement of financial condition.

CENTENNIAL SECURITIES COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

---

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Concentration Risk

Centennial Securities Company, LLC (the "Company") is a securities broker-dealer. The Company is registered with the Securities and Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida and various other states. It is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company's customers reside principally in western Michigan.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exemptive regulatory provisions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The Company at times maintains deposits that exceed insured limits. Management does not consider this as a significant risk.

Securities Owned

Securities owned consist of corporate bonds, which are reported at fair values based on quoted market prices. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains in earnings.

Receivables

Receivables are stated at the amount Management expects to collect from the outstanding balances. Management has evaluated the collectibility of these receivables and considers all receivables collectible and considers no allowance for doubtful accounts to be necessary.

Furniture, Equipment and Leasehold Improvements and Depreciation

Furniture, equipment and leasehold improvements are recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is 5 years. Management annually reviews these assets to determine whether carrying values have been impaired.

Advertising Expenses

The costs of advertising are expensed as incurred.

Income Taxes

The Company has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code Section 1361 whereby taxable income or losses, as well as applicable tax credits, are passed directly to the shareholders for inclusion in their personal tax returns. Therefore, income taxes are not provided in the accompanying financial statement.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2006 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $216,407, which was $116,407 in excess of the required net capital, and a net capital ratio of 1.51 to 1.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are as follows at December 31, 2006:

Furniture and equipment	$ 485,768
Leasehold improvements	47,793
	533,561
Less accumulated depreciation	410,034
Net furniture, equipment and leasehold improvements	**$ 123,527**

4. DEBT

The Company has available a $250,000 line of credit with interest charged at the bank's prime rate (8.25% at December 31, 2006). The borrowing agreement contains restrictive covenants which require the Company to, among other things, maintain a minimum debt service ratio, combined with their related party (note 5) of not less than 1.50 to 1, and to maintain a tangible net worth of not less than $500,000. There were no borrowings outstanding at December 31, 2006. The agreement expires October 1, 2007.

5. LEASES AND ADVANCES (INCLUDING RELATED PARTY)

The Company leases office space under an operating lease with a business related through common ownership. This lease expires in May 2008. The Company leases additional office space under a non-cancelable operating lease with an unrelated party. This lease expires in 2009. Net rental expense under these leases was $285,602 in 2006, including $194,682 under the related party lease.

The Company has advanced the business related through common ownership $83,165 for leasehold improvements made on its behalf. Repayment of these amounts is expected to occur within the next twelve months.

The Company also leases certain equipment under operating leases. The leases expire from a range of dates between 2006 and 2007. Net rental expense under these leases was $17,659 in 2006.

The following is a schedule of future minimum lease payments required under the non-cancelable operating leases as of December 31, 2006:

Year	Amount
2007	$ 83,334
2008	85,830
2009	73,300
Total	**$ 242,464**

6. RETIREMENT PLAN

The Company maintains a deferred compensation plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 15% of gross compensation into the retirement plan up to a maximum determined by the Internal Revenue Code. The Company contributed $23,112 to the plan for 2006.

7. STOCK REPURCHASE AGREEMENT

The stockholders and the Company have the option to purchase any shares offered for sale by stockholders to nonstockholders.

In the event of the death, disability, retirement or termination of a stockholder the remaining stockholders have the option to purchase the shares. The Company is obligated to repurchase any shares not purchased by the remaining stockholders. The purchase price under this provision is the amount agreed to periodically by the stockholders, however the amount cannot be less than 110% of net book value. The stockholders have not yet established an amount in excess of 110% of net book value for purposes of this agreement.

Any amounts paid by the Company under this agreement are subject to the Company's ability to meet net capital requirements established by the Securities Exchange Act Rule 15c3-1.

During 2006, the Company redeemed 55 shares of common stock. The repurchase price in excess of par value reduced additional paid-in-capital by the amount identified with the original issuance of the shares and the remainder was charged to retained earnings.

8. ANNUAL REPORT

The statement of financial condition of the Company as of December 31, 2006, pursuant to rule 17a-5, is available for examination at 3075 Charlevoix Drive SE, Grand Rapids, Michigan, at the Chicago Regional Office of the Securities and Exchange Commission and at the principal office of the Securities and Exchange Commission in Washington, D.C.

* * * * *

END